

10032176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 34061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenman Parker Connally Greenman Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen, Suite 201
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	Texas	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 23 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/08

OATH OR AFFIRMATION

I, James A. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenman Parker Connally Greenman Incorporated, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Sec / Treasury

Title

Vicki Kaye Reyes

Notary Public

11-22-10


VICKI KAYE REYES
Notary Public, State of Texas
My Comm. Expires 08-05-2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED

FINANCIAL REPORT

SEPTEMBER 30, 2010

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Greenman Parker Connally Greenman Incorporated

We have audited the accompanying statement of financial condition of Greenman Parker Connally Greenman Incorporated as of September 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenman Parker Connally Greenman Incorporated as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
November 11, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Financial Condition
September 30, 2010

ASSETS

Cash	$ 105,339
Commissions receivable	36,741
Prepaid expenses	2,897
Marketable equity securities	11,658
Clearing deposit	25,000
Cash value of life insurance	112,861
Property and equipment, net	1,954
TOTAL ASSETS	$ 296,450

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Commissions payable	$ 80,343
Accrued expenses	18,167
Total Liabilities	98,510

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 30,000 shares issued and outstanding	6,000
Additional paid-in capital	6,000
Retained earnings	185,940
TOTAL STOCKHOLDERS' EQUITY	197,940
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 296,450

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Income
Year Ended September 30, 2010

Revenue	
Securities commissions	$ 1,283,249
Investment advisory and referral fees	197,955
Other revenue	158
TOTAL REVENUE	1,481,362
Expenses	
Compensation and related costs	1,229,854
Clearing charges	81,649
Occupancy and equipment	69,467
Other expenses	43,693
Communications	43,651
Promotion	20,436
Professional fees	13,774
Regulatory fees	12,389
TOTAL EXPENSES	1,514,913
Net loss before other loss and provision for income taxes	(33,551)
Other Loss	
Unrealized loss on marketable equity securities	342
Net loss before provision for income taxes	(33,893)
Income taxes - deferred federal benefit	(1,100)
Income taxes - current state expense	4,247
Total provision for income taxes	3,147
NET LOSS	$ (37,040)

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2009 as previously reported	30,000	$ 6,000	$ 6,000	$ 111,402	$ 123,402
Prior Period Adjustment:					
Adjustment to record cash value of life insurance	-	-	-	111,578	111,578
Balances at September 30, 2009, as restated	30,000	6,000	6,000	222,980	234,980
Net loss	-	-	-	(37,040)	(37,040)
Balances at September 30, 2010	30,000	$ 6,000	$ 6,000	$ 185,940	$ 197,940

See notes to financial statements.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Cash Flows
Year Ended September 30, 2010

Cash flows from operating activities:	
Net loss	$ (37,040)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,277
Unrealized loss on marketable equity securities	342
Deferred income tax benefit	(1,100)
Changes in assets and liabilities	
Decrease in commissions receivable	4,916
Decrease in prepaid expenses	943
Increase in cash value of life insurance	(1,283)
Increase in commissions payable	29,808
Decrease in accrued expenses	(6,401)
Net cash used in operating activities	(8,538)
Cash flows from investing activities:	
Purchase of property and equipment	(733)
Net change in cash	(9,271)
Cash at beginning of year	114,610
Cash at end of year	$ 105,339

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ 4,247

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Greenman Parker Connally Greenman Incorporated (the Company) was organized in May 1985 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Prior Period Adjustments

Retained earnings at September 30, 2009 has been adjusted for an error in the recording of the cash value of life insurance in the prior year. The correction has no effect on the results of the current year's activities; however, the effect of this error increases beginning retained earnings by $111,578.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Equity Securities

Marketable equity securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Revenue Recognition

General securities commissions and related clearing expenses are recorded on a trade date basis.

Investment advisory and referral are earned based on contractual percentages of client assets under management. The fees are billed in arrears.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of September 30, 2010, open Federal tax years include the tax years ended September 30, 2007 through September 30, 2009.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company had net capital and net capital requirements of $78,188 and $50,000, respectively. The Company's net capital ratio was 1.26 to 1.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

Note 4 - Fair Value (continued)

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of September 30, 2010:

	Level 1	Level2	Level3	Total
Marketable equity securities	$ 11,658			$ 11,658

Cost and fair value of certificates of deposit and marketable equity securities at September 30, 2010, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 12,000	$ -	$ 342	$ 11,658

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 17,328
Accumulated depreciation	(15,374)
	$ 1,954

Depreciation expense for the year was $1,277 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $21,000 available to offset future taxable income, which expires in 2030. The net operating loss carryforward creates a deferred tax asset of approximately $3,100, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 7 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through September 2010. Future minimum lease payments due for each of the years ending September 30 are as follows:

2011	$ 46,248
2012	46,248
2013	46,248
Thereafter	-
	$ 138,744

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $47,317 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Stock Purchase Agreement

The shareholders of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholders' estates are obligated to sell to the Company, all shares of the common stock owned by the stockholders at their death. The purchase price required to be paid for the related stock as of September 30, 2010 was $6.67 per share. Under the buy-sell agreement, the Company has the right of first refusal concerning any proposed sale of stock by an existing shareholder.

Note 9 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation up to $14,000. Company matching contributions totaled $29,613 for the year, and included in compensation and related costs in the accompanying statement of income.

Note 10 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 11 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2010, through November 11, 2010, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
September 30, 2010

Total stockholders' equity qualified for net capital	$ 197,940
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	2,897
Property and equipment, net	1,954
Cash value of life insurance	112,861
Total deductions and/or charges	117,712
Net capital before haircuts on securities positions	80,228
Haircuts on securities:	
Marketable securities	1,749
Undue concentration	291
Total haircuts on securities	2,040
Net Capital	$ 78,188
Aggregate indebtedness	
Commissions payable	80,343
Accrued expenses	18,167
Total aggregate indebtedness	$ 98,510
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 28,188
Ratio of aggregate indebtedness to net capital	1.26 to 1.0

Schedule II

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of September 30, 2010

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of September 30, 2010 (unaudited)	$	110,779
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in commissions payable		(32,591)
Net capital as computed on Schedule I	$	78,188

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Greenman Parker Connally Greenman Incorporated

In planning and performing our audit of the financial statements of Greenman Parker Connally Greenman Incorporated (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
November 11, 2010

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Greenman Parker Connally Greenman Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Greenman Parker Connally Greenman Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greenman Parker Connally Greenman Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Greenman Parker Connally Greenman Incorporated's management is responsible for the Greenman Parker Connally Greenman Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
November 11, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 09/30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034061 FINRA SEP
GREENMAN PARKER CONNALLY
2800 S HULEN ST STE 201
FORT WORTH TX 76109-1500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,801
   B. Less payment made with SIPC-6 filed (exclude interest) (1,258)
   04/23/10
   Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1,543
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,543
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,543
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenman Parker Connally Greenman Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of November, 20 10.

Secretary/Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10-01, 2009 and ending 09-30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,481,021
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	342
Total additions	342
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	284,932
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	69,690
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6,186

Enter the greater of line (i) or (ii)	6,186
Total deductions	360,808
2d. SIPC Net Operating Revenues	$ 1,120,555
2e. General Assessment @ .0025	$ 2,801 (to page 1, line 2.A.)